SI 18007091

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Client One Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11460 Tomahawk Creek Parkway
(No. and Street)

Leawood	KS	66211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Hayes 609-642-6593
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeff Eisenhauer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Client One Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CCO, VP of Operations

Title

Notary Public

SANDRA K MONICAL
Notary Public, State of Kansas
My Appointment Expires
5-25-19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) Management's Exemption Report.
- [ ]

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Client One Securities, LLC
Report Pursuant to Rule 17a-5(d)
Financial Statements
For the Year Ended December 31, 2017

Client One Securities LLC
Table of Contents
December 31, 2017

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Client One Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition for Client One Securities, LLC (the Company) as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). The prior period balance of member's equity included in the financial statements as of December 31, 2016, before the restatement included in Note 7, was audited by other auditors whose report dated March 28, 2017 expressed an unqualified opinion on those financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Restatement

As discussed in Note 7 to the financial statements, the prior period balance of member's equity has been restated to correct a misstatement. As part of our audit of the 2017 financial statements, we also audited the adjustments described in Note 7 that were applied to restate the opening balance of member's equity. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2016 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2016 financial statements as a whole.

Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The information in Schedules I & II (the "Schedules") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in the Schedules is the responsibility of the Company's management. Our audit procedures include determining whether the information the Schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the information in the Schedules, we evaluated whether the information in the Schedules, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in the Schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
April 16, 2018

We have served as the Company's auditor since 2017.

Client One Securities LLC
Statement of Financial Condition
December 31, 2017

Assets		
Cash and cash equivalents	$	848,443
Due from other broker dealers		643,531
Prepaid expenses and other assets		310,414
Total Assets	$	1,802,388
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	40,204
Commissions payable		529,124
Deferred rep renewal fees		441,015
Total Liabilities		1,010,343
Member's Equity		792,045
Total Liabilities and Member's Equity	$	1,802,388

The accompanying notes are an integral part of these financial statements

Client One Securities LLC
Statement of Operations
For the Year Ended December 31, 2017

Revenues	
Commission income and advisory fees	$ 12,907,280
Other income	1,093,877
Total Revenues	14,001,157
Expenses	
Commissions and fees paid to reps	11,077,495
Advisory fees	477,686
Clearing fees	155,650
Technology and communications	671,268
Regulatory fees and expenses	193,753
Salaries and other employment costs	1,148,248
Promotional costs and seminars	179,652
General and administrative	330,086
Total Expenses	14,233,838
Net loss	$ (232,681)

The accompanying notes are an integral part of these financial statements

Client One Securities LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2017

Balance at December 31, 2016, as previously reported	$	772,856
Adjustment for understatement of deferred rep renewal fees (Note 7)		(414,130)
Balance at December 31, 2016, as restated		358,726
Capital contributions		666,000
Net loss		(232,681)
Balance at December 31, 2017	$	792,045

The accompanying notes are an integral part of these financial statements

Client One Securities LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities:	
Net loss	$ (232,681)
Adjustments to reconcile net loss to net cash from operating activities:	
Changes in assets and liabilities:	
Due from other broker dealers	(124,762)
Prepaid expenses and other assets	95,690
Accounts payable and accrued liabilities	29,178
Commissions payable	223,218
Deferred rep renewal fees	26,886
Net cash from operating activities	17,529
Cash flow from investing activities	-
Cash flows from financing activities	
Capital contributed from member	650,000
Net cash flows from financing activities	650,000
Net increase in cash	667,529
Cash and cash equivalents, beginning of year	180,914
Cash and cash equivalents, end of year	$ 848,443
Non-cash financing activity	
Liabilities paid by Member, treated as capital contributions	$ 16,000

The accompanying notes are an integral part of these financial statements

Note 1 – General and Summary of Significant Accounting Policies

General

Client One Securities, LLC (the Company) is a wholly owned subsidiary of Creative One Marketing Corporation (the Parent). The Company is a registered broker dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority, and the Securities Investor Protection Corporation. The Company is engaged in the sale of shares of mutual funds, including open-end investment companies, registered variable annuity contracts and flexible life policies. The Company also collects management fees as a Registered Investment Advisor (RIA). The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the securities industry.

Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $250,000.

(b) Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c) Revenue Recognition

Security transactions (and the related commission revenue and expenses) are recorded on a trade-date basis as securities transactions occur.

Investment advisory and management fees are recognized as services are provided. Generally, fees are billed on a quarterly basis based on the account's assets at the end of the previous quarter. Advance payments, if received, are deferred and recognized over the periods for which services are provided.

The Company provides support to its registered representatives through training, insurance coverage, payment of regulatory fees and other services. The Company charges its registered representatives an annual fee for this support. Income from renewal fees charged to the Company's registered representatives is recognized in Other Income as

services are provided throughout the year. Any amounts collected in advance are deferred until earned.

Receivables due from the clearing firm and other brokers and dealers are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts.

(d) Income Taxes

The Company and its affiliates are included in the consolidated tax return filed by the Parent. Income taxes are calculated and paid by the members of the Parent. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

(e) Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board ("FASB") issued a comprehensive new revenue recognition standard (Accounting Standard Update ("ASU") 2014-09, Revenue from Contracts with Customers – Topic 606), effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company will apply this guidance retrospectively. The new guidance supersedes nearly all existing revenue recognition guidance under GAAP. For those contracts that are impacted, the new guidance requires an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted this guidance on January 1, 2018 without a material impact to the statement of financial condition or results of operations.

Note 2 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $445,531 and was $378,175 in excess of its required net capital of $67,356. The Company's ratio of aggregate indebtedness to net capital was 2.27 to 1.00.

Note 3 – Related Party Transactions

The Company rents its facilities from its Parent and paid $26,945 in rent during 2017. The Company's sub-lease agreement expires on December 31, 2018. The Company has no security obligations with regard to the Parent's lease.

The Company has a sub-advisory agreement with Change Path, LLC, an affiliate. Under the Company's sub-advisory agreement with Change Path the Company incurred $105,978 of advisory fees for the year ended December 31, 2017. As of December 31, 2017, the Company had accrued liabilities of $31,893 payable to Change Path.

Note 4 – Retirement Plan

The Company maintains a 401(k) plan for substantially all full-time employees. Company contributions to the 401(k) plan were $38,124 for the year ending December 31, 2017.

Note 5 – Concentrations and Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks and other financial institutions. The Company's transactions are cleared by other securities broker-dealers under clearing agreements. Although the Company clears its transactions through other securities broker-dealers, the Company is exposed to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer or other party fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. At December 31, 2017, there were no amounts to be indemnified to the clearing brokers.

Note 6 – Commitments and Contingencies

The Company has no significant commitments or contingencies at December 31, 2017.

Note 7 – Prior Period Adjustments

During the audit of the Company's 2017 financial statements, it was discovered that advance payments received from the Company's annual renewal fees were recorded as income instead of being deferred and recognized over the periods that services would be provided to the Company's registered representatives. As a result, the prior period balance of Member's Equity at December 31, 2016 was reduced by $414,130. The Company's net loss was increased by $117,091 due the reversing effects. Advance payments received from the Company's annual renewal fees as of December 31, 2017 have been deferred as a liability.

Note 8 – Subsequent events

The Company was late in filing its annual report with the designated regulatory authorities for which the Company anticipates an administrative fine of $1,000.

Supplemental Information

Client One Securities, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

COMPUTATION OF NET CAPITAL	
Total ownership equity qualified for net capital	$ 792,045
Deductions and/or charges:	
Non-allowable assets	
Due from other broker dealers	(36,100)
Prepaid expenses and other assets	(310,414)
Net capital before haircuts on securities positions	445,531
Haircuts on securities positions	-
Net Capital	$ 445,531
AGGREGATE INDEBTEDNESS	
Items included in statement of financial position:	
Accounts payable and accrued liabilities	$ 40,204
Commissions payable	529,124
Deferred rep renewal fees	441,015
Total aggregate indebtedness	$ 1,010,343
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 67,356
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts	$ 67,356
Net capital in excess of required minimum	$ 378,175
Ratio: aggregate indebtedness to net capital	2.27 to 1.00

Client One Securities, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2017
(continued)

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation are as follows:

Net capital per the Company's unaudited Part IIA FOCUS report	$ 1,457,478
Decrease in amount due from other broker dealers	(1,812,746)
Increase in accrued liabilities	(16,389)
Decrease in commissions payable	815,822
Increase in deferred rep renewal fees	(441,015)
Allowable assets erroneously reported as non-allowable	442,381
Net capital per the audited report	$ 445,531

Client One Securities LLC
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
At December 31, 2017

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. The Company will effectuate all financial transactions on behalf of its customers through another clearing broker on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

Company's clearing firm: Pershing LLC.

Client One Securities, LLC
Management's Exemption Report
For the Year Ended December 31, 2017

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Client One Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Client One Securities, LLC (the "Company") identified provision 17 C.F.R. § 15c3-3(k)(2)(ii) (the "exemption provision") under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
April 16, 2018

ClientOne
securities, llc

CLIENT ONE SECURITIES, LLC
EXEMPTION REPORT

Client One Securities, LLC (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. **Client One Securities, LLC** claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(ii).

2. **Client One Securities, LLC** met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the fiscal year January 1, 2017 to December 31, 2017 without exception.

Sign: [signature] Date: 4-13-18

Jeff Eisenhauer
President/CCO
Client One Securities, LLC
11460 Tomahawk Creek Parkway
Leawood, KS 66211
SEC filing # 8-68494
Firm ID # 152974